

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 27, 2017

Rebecca Cranna
Executive Vice President and Chief Financial Officer
TerraForm Power, Inc.
7550 Wisconsin Avenue, 9th Floor
Bethesda, Maryland 20814

> **Re: TerraForm Power, Inc.
> Form 10-K for the Fiscal Year Ended December 31, 2016
> Filed July 21, 2017
> Item 2.02 Form 8-K filed July 21, 2017
> File No. 001-36542**

Dear Ms. Cranna:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 92

1. Please summarize for us and revise your disclosures to explain how the Settlement, Merger, and Sponsorship transactions will cause your future liquidity to differ from your historical liquidity, including your ability to make distributions to your shareholders. In doing so, please explain to us how future distributions following these transactions will be impacted by the additional Class A shares that will be issued to effect the Settlement transaction, or other relevant changes in capitalization which will be made to effect these transactions.

2. You disclose throughout your filing several instances of debt defaults and covenant violations, waivers of violations, and amendments to the terms of your debt agreements, such as the changes made to your revolving credit facility debt covenant ratios disclosed on page 181. Please revise your disclosure to expand on the steps you are taking to avoid a breach of your debt covenants, the impact or reasonably likely impact of a breach on your financial condition or operating performance, and alternate sources of funding to pay off resulting obligations or replace funding. Also tell us and disclose whether there are cross default provisions under any of your existing debt obligations and address the need to quantitatively disclose the required and actual debt covenant ratios. See Sections I.D and IV.C of SEC Release No. 33-8350.

Net Cash Provided By Operating Activities, page 96

3. Please provide a more informative analysis and discussion of cash flows from operating activities, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 115

4. We note that you determined the amounts of base salary, equity-based compensation paid, and non-equity incentive plan compensation by a benchmarking process and by reviewing benchmarking data provided from a third party. In future periodic reports, please disclose the components, including any component companies not already identified on page 117, used for benchmarking and the level at which you benchmark. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

5. In future periodic reports, please ensure you clearly disclose how you determined the amount of each element of pay. In this regard, we note it is unclear how the salaries of Ms. Cranna and Mr. Deschler, and the amounts of their 2016 Retention Payments and Equity-Based Compensation awards, were calculated. Please refer to Item 402(b)(1)(v) of Regulation S-K.

Non-Equity Incentive Plan Compensation, page 119

6. In future periodic reports, please discuss the individual performance measures for each of Ms. Cranna and Mr. Deschler, including the targets associated with such measures, the extent to which such targets were achieved, and the resultant individual payout factor. In addition, please explain in greater detail how you set the target incentive, expressed as a percentage of base salary, for each of Ms. Cranna and Mr. Deschler. Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(vii) of Regulation S-K.

Summary of Executive Compensation, page 122

7. In future periodic reports, please disclose the factors considered in decisions to increase or decrease compensation materially. For example, we note that the base salaries of Ms. Cranna and Mr. Deschler increased by 25% and 10%, respectively. Please refer to Item 402(b)(2)(ix) of Regulation S-K.

Financial Statements for the Fiscal Year Ended December 31, 2016

General

8. We note that your Form 10-Q for the period ending June 30, 2017 is delinquent. Please file this report as soon as practicable and provide us with an estimate of when you believe it will be filed.

9. Your disclosure on page 50 indicates that your debt agreements "contain financial and other restrictive covenants that limit our project subsidiaries' ability to make distributions to us." Please quantify for us the amount of your restricted net assets, as defined in Rule 4-08(e)(3) of Regulation S-X, as of the end of your most recently completed fiscal year and tell us how you computed the amount. If the restricted net assets exceed 25% of your consolidated net assets, please provide the disclosures required by paragraphs 3(i) and (ii) of Rule 4-08(e) of Regulation S-X and Schedule I pursuant to Rules 5-04 and 12-04 of Regulation S-X.

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Goodwill, page 153

10. You disclose that your reporting units are consistent with your reportable segments. Since your reportable segments consist of multiple operating segments and reporting units are determined at the operating segment level or lower, please clarify why you do not consider each operating segment to be a reporting unit. See ASC 350-20-35-33 through -38.

5. ACQUISITIONS

Acquisition of Invenergy Wind Power Plants, page 167

11. Please tell us how you determined that it was not necessary to provide audited financial statements of Invenergy Wind in accordance with Rule 3-05 of Regulation S-X. In doing so, provide us with your significance calculations pursuant to Rules 3-05(b)(2) and 1-02(w) of Regulation S-X.

11. LONG-TERM DEBT

Non-recourse Debt Defaults, page 184

12. Please tell us the amount of non-recourse debt that currently remains in default. Summarize for us in further detail the nature of the remaining defaults and your plans on curing them. Also tell us your basis under GAAP for continuing to amortize the deferred financing costs and debt discounts over the original maturities of your financing agreements. In doing so, quantify the related amounts.

19. COMMITMENTS AND CONTINGENCIES, page 202

13. We note your disclosure on page 205 of a litigation settlement agreement where you agreed to pay $14.8 million conditioned on sufficient funding of the settlement by your insurance providers. Please tell us how you accounted for this matter in your fiscal 2016 financial statements. In doing so, please tell us your accounting policy for recording insurance recoveries.

20. RELATED PARTIES, page 208

14. We note your page 36 disclosure that the "fees of substitute service providers or the costs of performing all or a portion of the services ourselves are likely to be substantially more than the fees that we would pay under" the master services agreement with your sponsor. Since agreements with related parties are by definition not at arm's length and may be changed at any time, please ensure you disclose, when practicable, management's estimate of what your expenses would have been on a stand-alone basis, that is, the cost that would have been incurred if you had operated as an unaffiliated entity. Please provide this disclosure for each year for which a statement of operations was required when such basis produced materially different results. See SAB Topic 1.B.1.

Item 2.02 Form 8-K filed July 21, 2017

Reconciliation of Net Income (Loss) to Adjusted EBITDA to CAFD

15. We note your cash available for distribution calculation includes an "economic ownership adjustment" representing the "economic ownership of certain acquired operating assets which accrued to us prior to the acquisition close date." Please explain your basis for making this adjustment and clarify for us why the acquisitions were structured in a manner to allow accrual of economic ownership prior to the acquisition dates. Lastly, tell us how economic ownership prior to the acquisition dates impacted your consolidated financial statements, if at all.

Reconciliation of Operating Revenues to Adjusted Revenue

16. We note that you add back amortization of favorable and unfavorable rate revenue contracts when calculating "Adjusted revenue." Please explain to us why you make this adjustment and how you considered the guidance in Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations issued May 17, 2016 which specifically states that non-GAAP measures that substitute individually tailored revenue recognition and measurement methods for those of GAAP could violate Rule 100(b) of Regulation G.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Staff Accountant at (202) 551-3339 or Andrew Blume, Staff Accountant at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Staff Attorney at (202) 551-6521, or Lilyanna Peyser, Staff Attorney at (202) 551-3222, or me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products